                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            POCAHONTAS BANCORP, INC.

                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.01

                         (Title of Class of Securities)

                                   730234101
                                 (CUSIP Number)

                             THOMAS L. SEIFERT, ESQ.
               515 MADISON AVENUE, SUITE 2000, NEW YORK, NY 10022
                                  212-310-0543

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 JUNE 12, 1998
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP Number 730234101


--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             Drake Associates L.P.
                                  13-3476514

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 a   [   ]
                                                                    b   [   ]

--------------------------------------------------------------------------------
3. S.E.C. USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS                                    WC

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [   ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware

--------------------------------------------------------------------------------
NUMBER OF SHARES OWNED BY EACH REPORTING PERSON WITH:

      7. SOLE VOTING POWER                                       175,612

      --------------------------------------------------------------------------
      8. SHARED VOTING POWER                                     -0-

      --------------------------------------------------------------------------
      9. SOLE DISPOSITIVE POWER                                  175,612

      --------------------------------------------------------------------------
      10. SHARED DISPOSITIVE POWER                               -0-

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                                      175,612

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
      (11) EXCLUDES CERTAIN SHARES                                      [ X ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN
      ROW (11)                                              2.6%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                PN

--------------------------------------------------------------------------------

CUSIP Number 730234101

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Anglo American Security Fund L.P.
                                  13-3316427

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 a   [   ]
                                                                    b   [   ]

--------------------------------------------------------------------------------
3. S.E.C. USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS                                          WC


--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [   ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware

--------------------------------------------------------------------------------
NUMBER OF SHARES OWNED BY EACH REPORTING PERSON WITH:

      7. SOLE VOTING POWER                                  10,000

      --------------------------------------------------------------------------
      8. SHARED VOTING POWER                                    -0-

      --------------------------------------------------------------------------
      9. SOLE DISPOSITIVE POWER                             10,000

      --------------------------------------------------------------------------
      10. SHARED DISPOSITIVE POWER                              -0-

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                                 10,000

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
      (11) EXCLUDES CERTAIN SHARES                                      [ X ]
--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN
      ROW (11)                                                 0.2%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                    PN

--------------------------------------------------------------------------------

CUSIP Number 730234101


--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            Aviation Services, L.P.
                                  11-3182441

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 a   [   ]
                                                                    b   [   ]

--------------------------------------------------------------------------------
3. S.E.C. USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS                                          WC

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [   ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION                     Illinois


--------------------------------------------------------------------------------
NUMBER OF SHARES OWNED BY EACH REPORTING PERSON WITH:

      7. SOLE VOTING POWER                                  7,500

      --------------------------------------------------------------------------
      8. SHARED VOTING POWER                                   -0-

      --------------------------------------------------------------------------
      9. SOLE DISPOSITIVE POWER                             7,500

      --------------------------------------------------------------------------
      10. SHARED DISPOSITIVE POWER                             -0-

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                                 7,500

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
      (11) EXCLUDES CERTAIN SHARES                                      [ X ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN
      ROW (11)                                                0.1%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                  PN

--------------------------------------------------------------------------------

CUSIP Number 730234101


--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Diversified Long Term Growth Fund L.P.
                                  13-3470412

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 a   [   ]
                                                                    b   [   ]

--------------------------------------------------------------------------------
3. S.E.C. USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS                                          WC

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [   ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware


--------------------------------------------------------------------------------
NUMBER OF SHARES OWNED BY EACH REPORTING PERSON WITH:

      7. SOLE VOTING POWER                                  20,000

      --------------------------------------------------------------------------
      8. SHARED VOTING POWER                                    -0-

      --------------------------------------------------------------------------
      9. SOLE DISPOSITIVE POWER                             20,000

      --------------------------------------------------------------------------
      10. SHARED DISPOSITIVE POWER                              -0-

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                                 20,000

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
      (11) EXCLUDES CERTAIN SHARES                                      [ X ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN
      ROW (11)                                                0.3%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                   PN

--------------------------------------------------------------------------------

CUSIP Number 730234101


--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Global Investment Holding Fund, Inc.

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 a   [   ]
                                                                    b   [   ]

--------------------------------------------------------------------------------
3. S.E.C. USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS                                       WC


--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [   ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION                  British Virgin Islands


--------------------------------------------------------------------------------
NUMBER OF SHARES OWNED BY EACH REPORTING PERSON WITH:

      7. SOLE VOTING POWER                               25,000

      --------------------------------------------------------------------------
      8. SHARED VOTING POWER                                 -0-

      --------------------------------------------------------------------------
      9. SOLE DISPOSITIVE POWER                          25,000

      --------------------------------------------------------------------------
      10. SHARED DISPOSITIVE POWER                           -0-

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                              25,000

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
      (11) EXCLUDES CERTAIN SHARES                                      [ X ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN
      ROW (11)                                             0.4%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                CO

--------------------------------------------------------------------------------

CUSIP Number 730234101


--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             J. S. Grace, Jr. L.P.
                                  11-3355102

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 a   [   ]
                                                                    b   [   ]

--------------------------------------------------------------------------------
3. S.E.C. USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS                                          WC

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [   ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION                     New York


--------------------------------------------------------------------------------
NUMBER OF SHARES OWNED BY EACH REPORTING PERSON WITH:

      7. SOLE VOTING POWER                                  7,500

      --------------------------------------------------------------------------
      8. SHARED VOTING POWER                                   -0-

      --------------------------------------------------------------------------
      9. SOLE DISPOSITIVE POWER                             7,500

      --------------------------------------------------------------------------
      10. SHARED DISPOSITIVE POWER                             -0-

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                                 7,500

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
      (11) EXCLUDES CERTAIN SHARES                                      [ X ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN
      ROW (11)                                                0.1%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                  PN

--------------------------------------------------------------------------------

CUSIP Number 730234101


--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Lorraine Marie Grace L.P.
                                  58-2223817

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 a   [   ]
                                                                    b   [   ]

--------------------------------------------------------------------------------
3. S.E.C. USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS                                          WC

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                             [   ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware

--------------------------------------------------------------------------------
NUMBER OF SHARES OWNED BY EACH REPORTING PERSON WITH:

      7. SOLE VOTING POWER                                  7,500

      --------------------------------------------------------------------------
      8. SHARED VOTING POWER                                   -0-

      --------------------------------------------------------------------------
      9. SOLE DISPOSITIVE POWER                             7,500

      --------------------------------------------------------------------------
      10. SHARED DISPOSITIVE POWER                             -0-

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                                 7,500

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
      (11) EXCLUDES CERTAIN SHARES                                      [ X ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN
      ROW (11)                                                0.1%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                  PN

--------------------------------------------------------------------------------

CUSIP Number 730234101


--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Sterling Grace Capital Management, L.P.
                                  13-3354180

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 a   [   ]
                                                                    b   [   ]

--------------------------------------------------------------------------------
3. S.E.C. USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS                                          WC

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [   ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware


--------------------------------------------------------------------------------
NUMBER OF SHARES OWNED BY EACH REPORTING PERSON WITH:

      7. SOLE VOTING POWER                                  30,000

      --------------------------------------------------------------------------
      8. SHARED VOTING POWER                                    -0-

      --------------------------------------------------------------------------
      9. SOLE DISPOSITIVE POWER                             30,000

      --------------------------------------------------------------------------
      10. SHARED DISPOSITIVE POWER                              -0-

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                                 30,000

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
      (11) EXCLUDES CERTAIN SHARES                                      [ X ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN
      ROW (11)                                                0.4%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                  PN

--------------------------------------------------------------------------------

CUSIP Number 730234101


--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Victoria Alice Grace L.P.
                                  58-2223806

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 a   [   ]
                                                                    b   [   ]

--------------------------------------------------------------------------------
3. S.E.C. USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS                                          WC

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [   ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware

--------------------------------------------------------------------------------
NUMBER OF SHARES OWNED BY EACH REPORTING PERSON WITH:

      7. SOLE VOTING POWER                                  7,500

      --------------------------------------------------------------------------
      8. SHARED VOTING POWER                                   -0-

      --------------------------------------------------------------------------
      9. SOLE DISPOSITIVE POWER                             7,500

      --------------------------------------------------------------------------
      10. SHARED DISPOSITIVE POWER                             -0-

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                                 7,500

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
      (11) EXCLUDES CERTAIN SHARES                                      [ X ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN
      ROW (11)                                                0.1%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                   PN

--------------------------------------------------------------------------------

CUSIP Number 730234101


--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Butterfield Trust (Bermuda) Limited as trustee
                     of Trust #1487 FBO Lorraine G. Grace

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 a   [   ]
                                                                    b   [   ]

--------------------------------------------------------------------------------
3. S.E.C. USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS                                          WC

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [   ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION                     Bermuda

--------------------------------------------------------------------------------
NUMBER OF SHARES OWNED BY EACH REPORTING PERSON WITH:

      7. SOLE VOTING POWER                                  145,367

      --------------------------------------------------------------------------
      8. SHARED VOTING POWER                                     -0-

      --------------------------------------------------------------------------
      9. SOLE DISPOSITIVE POWER                             145,367

      --------------------------------------------------------------------------
      10. SHARED DISPOSITIVE POWER                               -0-

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                                 145,367

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
      (11) EXCLUDES CERTAIN SHARES                                      [ X ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN
      ROW (11)                                                2.2%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                  OO

--------------------------------------------------------------------------------

CUSIP Number 730234101


--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Butterfield Trust (Bermuda) Limited as trustee
                   of Trust # 1550 FBO Oliver R. Grace, Jr.

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 a   [   ]
                                                                    b   [   ]

--------------------------------------------------------------------------------
3. S.E.C. USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS                                          WC

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [   ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION                     Bermuda

--------------------------------------------------------------------------------
NUMBER OF SHARES OWNED BY EACH REPORTING PERSON WITH:

      7. SOLE VOTING POWER                                  65,245

      --------------------------------------------------------------------------
      8. SHARED VOTING POWER                                    -0-

      --------------------------------------------------------------------------
      9. SOLE DISPOSITIVE POWER                             65,245

      --------------------------------------------------------------------------
      10. SHARED DISPOSITIVE POWER                              -0-

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                                 65,245

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
      (11) EXCLUDES CERTAIN SHARES                                      [ X ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN
      ROW (11)                                               1.0%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                  OO

--------------------------------------------------------------------------------

CUSIP Number 730234101


ITEM 1. SECURITY AND ISSUER

      This statement relates to the Common Stock, $0.01 par value of Pocahontas Bancorp, Inc., the principal executive offices of which are located at 203 West Broadway Street, Pocahontas, Arkansas.


ITEM 2.  IDENTITY AND BACKGROUND

       (a) Drake Associates L.P., ("Drake") is a Delaware limited partnership engaged in the business of investing in securities. Drake's principal business address is 55 Brookville Road, Glen Head, New York 11545.

      Drake's general partner is Associated Asset Management, Inc. ("AAM"), a Delaware corporation. John S. Grace is Chairman, Vice President and a member of the Board of Directors of AAM. Oliver R. Grace, Jr. is Chairman, President and a member of the Board of Directors of AAM. John S. Grace and Oliver R. Grace, Jr. are the sole stockholders. AAM is engaged in the business of investing in securities. AAM's principal business address is 55 Brookville Road, Glen Head, New York 11545.

      John S. Grace is a private investor and United States citizen whose principal business address is 55 Brookville Road, Glen Head, New York 11545.

      Oliver R. Grace, Jr. is a private investor and United States citizen whose principal business address is 55 Brookville Road, Glen Head, New York 11545.

      (b) Anglo American Security Fund L.P. ("Anglo") is a Delaware limited partnership engaged in the business of investing in securities. Anglo's principal business address is 100 Summerhill Avenue, Spotswood, New Jersey 08884.

      Anglo's general partners are John S. Grace, Oliver R. Grace, Jr. and Securities Management Advisors LLC ("SMA"). Information on Messrs. Grace is contained in paragraph (a) to this Item 2.

      SMA is a New York limited liability corporation engaged in the business of investing in securities. Its principal business address is 55 Brookville Road, Glen Head, New York 11545.

      (c) Aviation Services, L.P. ("Aviation") is an Illinois limited partnership engaged in the business of investing in securities. Aviation's principal address is 55 Brookville Road, Glen Head, New York 11545.

      Aviation's general partners are Lola N. Grace and Value Management Inc.

CUSIP Number 730234101


      Lola N. Grace is a private investor and a United States citizen whose principal business address is 55 Brookville Road, Glen Head, New York 11545.

      Value Management Inc. ("VMI") is a Florida corporation engaged in the business of investing in securities. Lola N. Grace is the President and sole shareholder of VMI. Its principal business address is 1940 South Ocean Boulevard, Manalapan, Florida 33462.

      (d) Diversified Long Term Growth Fund ("Diversified") is a Delaware limited partnership engaged in the business of investing in securities. Its principal business address is 55 Brookville Road, Glen Head, New York 11545. Diversified's general partner is AAM. Information on AAM is contained in paragraph (a) to this Item 2.

      (e) Global Investment Holding Fund, Inc. ("Global") is a corporation organized under the laws of the British Virgin Islands and is engaged in the business of investing in securities. Its principal business address is Woodbourne Hall, P.O. Box 3162, Road Town, Tortola, British Virgin Islands.

      Global's sole director and executive officer is Woodbourne Corporation
(BVI) Ltd. ("Woodbourne"), a corporation organized under the laws of the British Virgin Islands. Woodbourne is in the business of corporate administration and its principal business address is Woodbourne Hall, P.O. Box 3162, Road Town, Tortola, British Virgin Islands Woodbourne's principal executive officer is Ken Morgan, a citizen of the United Kingdom, whose principal business address is Woodbourne Hall, P.O. Box 3162, Road Town, Tortola, British Virgin Islands.

      (f) J. S. Grace, Jr. L.P. ("JSGLP") is a New York limited partnership engaged in the business of investing in securities. JSGLP's principal business address is 55 Brookville Road, Glen Head, New York 11545.

      JSGLP's general partner is John S. Grace, Jr. Inc., a New York corporation engaged in the business of investing in securities. Its principal business address is 55 Brookville Road, Glen Head, New York 11545. John S. Grace is the sole director and executive officer. John S. Grace, Jr. is the sole shareholder.

      (g) Lorraine Marie Grace L.P. ("LMGLP") is a Delaware limited partnership engaged in the business of investing in securities. LMGLP's principal business address is 55 Brookville Road, Glen Head, New York 11545.

      LMGLP's general partner is Lorraine Marie Grace Inc., a New York corporation engaged in the business of investing in securities. Its principal business address is 55 Brookville Road, Glen Head, New York 11545. John S. Grace is the sole director and executive officer. Lorraine Marie Grace is the sole shareholder.

CUSIP Number 730234101

      (h) Sterling Grace Capital Management, L.P. ("SGCM") is a Delaware limited partnership engaged in the business of investing in securities. Its principal business address is 55 Brookville Road, Glen Head, New York 11545.

      SGCM's general partner is Sterling Grace Corporation ("SGC"), a Delaware corporation engaged in the business of investing in securities. SGC's principal address is 55 Brookville Road, Glen Head, New York 11545. John S. Grace is President of SGC, the sole director and sole shareholder. Information on John S. Grace is in paragraph (a) to this Item 2.

      (i) Victoria Alice Grace L.P. ("VAGLP") is a Delaware limited partnership engaged in the business of investing in securities. VAGLP's principal business address is 55 Brookville Road, Glen Head, New York 11545.

      VAGLP's general partner is Victoria Alice Grace Inc., a Delaware corporation engaged in the business of investing in securities. Its principal business address is 55 Brookville Road, Glen Head, New York 11545. John S. Grace is the sole director and executive officer. Victoria Alice Grace is the sole shareholder.

      (j) Butterfield Trust (Bermuda) Limited ("Butterfield"), formerly known as The Bank of Butterfield Executor and Trustee Company Limited, having changed its name in accordance with The Companies Act 1981, s.10, is filing this statement as a trustee of a trust for the benefit of Lorraine G. Grace and as a trustee of a trust for the benefit of Oliver R. Grace, Jr. Butterfield is a Bermuda Trust Corporation. The principal business address of Butterfield is Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda.

      Austin Caffrey, a citizen of Ireland and a resident of Bermuda, is the Head of Trust Services at Butterfield and has senior supervision over the two trusts that are Registrants. Austin Caffrey's principal business address is c/o Butterfield Trust (Bermuda) limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda.

      John S. Grace and Oliver R. Grace, Jr. are brothers and the sons of Lorraine G. Grace. John S. Grace and Lola N. Grace are husband and wife, and their children are Victoria Alice Grace, Lorraine Marie Grace and John S. Grace, Jr. John S. Grace and Oliver R. Grace, Jr. act as investment advisors to Global.

      Although Registrants have no agreement or understanding that they will act in concert with respect to their investment, they may be deemed a "group" under Rule 13d-3 of the Securities Exchange Act of 1934 as amended by virtue of their family, business, partnership or trustee relationships. Except for being deemed a group, and except for the family relationships, partnership relationships and trustee relationships referred to above, each Registrant disclaims any beneficial ownership in any other Registrant's shares for all other purposes.

CUSIP Number 730234101

      During the past five years, none of the Registrants or other persons referred to in this statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      During the past five years, none of the Registrants or other persons referred to in this statement has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The aggregate purchase price of the 501,224 shares owned by the Registrants was approximately $3,844,675. The shares were paid for out of working capital. In each case, funds available in standard margin accounts maintained by each such Registrant were used.

ITEM 4.  PURPOSE OF TRANSACTION

      Registrants have acquired their respective shares for investment but none of the Registrants is committed to holding or disposing of his respective investment for or within any predetermined period. Registrants believe that an application with appropriate regulatory authorities would be necessary if they were to acquire 10% or more of the voting securities of the Issuer. As a result, the Registrants do not currently intend to acquire 10% or more of the voting securities of the Issuer.

      Subject to the foregoing, one or more of the Registrants may acquire additional shares of the Issuer in the open market, in privately negotiated transactions or otherwise, depending upon the price and availability of shares, general economic and stock market conditions and other factors. The Registrants, however, may and expressly reserve the right to dispose of some or all of their shares in the open market, in privately negotiated transactions or otherwise, depending upon the same factors.

      Except as set forth above, the Registrants have no present plans or intentions that would result in or relate to (i) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (iii) a change in the present Board of Directors or management of the Issuer; (iv) a material change in the present capitalization or dividend policy of the Issuer; (v) a change in the Issuer's charter, by-laws or related instruments which may impede the acquisition of control of the Issuer by any person; (vi) the cessation of a

CUSIP Number 730234101


class of equity securities of the Issuer to be either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (vii) termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 of a class of equity securities of the Issuer; or (viii) any other material change to the Issuer's business, corporate structure or otherwise.

      While the foregoing represents a range of activities currently contemplated by the Registrants with respect to the common stock, the intentions and the possible activities of the Registrants, or any of them, are subject to change at any time.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      Registrants believe that 6,669,309 shares of the Issuer are presently issued and outstanding.

      (a) The Registrants beneficially own an aggregate of 501,224 shares, representing approximately 7.5% of the shares issued and outstanding. Reference is made to each of the 11 second parts of the cover page for the number of shares in respect of each Registrant.

      (b) The Registrants have the sole power to vote or to direct to vote and sole power to dispose or to direct to dispose 501,224 shares indicated in Item 5(a). Reference is made to each of the 11 second parts of the cover page for the number of shares in respect of each Registrant.

      (c) Within the past 60 days the Registrants have purchased shares shown on Schedule A, attached hereto, in the amounts and at the per share prices set forth in Schedule A. All of such purchases were effected through NASDAQ.

      (d) The general partners and control persons of those Registrants that are limited partnerships are set forth in Item 2. The executive officers, directors and shareholders of those Registrants that are corporations are also set forth in Item 2. The members of those Registrants that are limited liability companies are also set forth in Item 2. Except as set forth herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares covered by this statement.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Except as disclosed herein, Registrants do not have any arrangements, understandings or relationships with respect to any securities of the Issuer.

CUSIP Number 730234101


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      None.

CUSIP Number 730234101


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 1998


DRAKE ASSOCIATES, L.P.                    ANGLO AMERICAN SECURITY FUND L.P.


/S/ JOHN S. GRACE                         /S/ JOHN S. GRACE
-------------------------------------     -------------------------------------

By: John S. Grace                         By: John S. Grace
Chairman, Associated Asset Management,    General Partner
   Inc., its General Partner



AVIATION SERVICES, L.P.                   DIVERSIFIED LONG TERM GROWTH
                                          FUND L.P.


/S/ LOLA N. GRACE                         /S/ JOHN S. GRACE
-------------------------------------     -------------------------------------
By: Lola N. Grace                         By: John S. Grace
General Partner                           Chairman, Associated Asset Management,
                                            Inc., its General Partner



GLOBAL INVESTMENT HOLDING                 J. S. GRACE, JR. L.P.
FUND, INC.


/S/ KEN MORGAN                            /S/ JOHN S. GRACE
-------------------------------------     -------------------------------------
By: Ken Morgan                            By: John S. Grace
Executive Officer of Woodbourne Corpor-   President, John S. Grace, Jr., Inc.,
   ation (BVI) Ltd., its Director           its General Partner

CUSIP Number 730234101


LORRAINE MARIE GRACE L.P.                 STERLING GRACE CAPITAL
                                          MANAGEMENT, L.P.


/S/ JOHN S. GRACE                         /S/ JOHN S. GRACE
-------------------------------------     -------------------------------------
By: John S. Grace                         By: John S. Grace
President, Lorraine Marie Grace Inc.,     President, Sterling Grace Corporation,
   its General Partner                      its General Partner



VICTORIA ALICE GRACE, L.P.                BUTTERFIELD TRUST (BERMUDA)
                                          LIMITED*


/S/ JOHN S. GRACE                         /S/ AUSTIN CAFFREY
-------------------------------------     -------------------------------------
By: John S. Grace                         By: Austin Caffrey
President, Victoria Alice Grace Inc.,     Senior Manager
   its General Partner



* Butterfield Trust (Bermuda) Limited signs this statement in its capacity as trustee of Trust # 1487 FBO Lorraine G. Grace and as trustee of Trust # 1550 FBO Oliver R. Grace, Jr.

CUSIP Number 730234101


                                  SCHEDULE A
                    SCHEDULE OF PURCHASES DURING LAST 60 DAYS

                                                           Amount of       Price
                                                            Shares           per      Aggregate
             Buyer                             Date        Purchased        Share       Price
---------------------------------------       --------     ---------      --------     --------
Anglo American Security Fund L.P.             04/20/98       10,000       $  10.19     $101,875

Diversified Long Term Growth Fund L.P.        04/20/98       20,000       $  10.19     $203,750

Drake Associates L.P.                         04/20/98       10,000       $  10.19     $101,875
                                              06/12/98       15,000       $  10.00     $150,000

Global Investment Holding Fund, Inc.          04/17/98        5,000       $  10.25     $ 51,250

Sterling Grace Capital Management, L.P.       04/20/98       10,000       $  10.19     $101,875

Butterfield Trust (Bermuda) Limited
   as trustee of Trust # 1487
   FBO Lorraine G. Grace                      04/20/98       10,000       $  10.19     $101,925
                                              06/12/98       55,000       $  10.00     $550,000

Butterfield Trust (Bermuda) Limited
   as trustee of Trust # 1550
   FBO Oliver R. Grace, Jr                    04/17/98       15,000       $  10.25     $153,800